Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

PROXY ADVISORY FIRM RISKMETRICS GROUP RECOMMENDS SYMYX STOCKHOLDERS VOTE “FOR” PROPOSED MERGER WITH ACCELRYS

Santa Clara, Calif., June 24, 2010 – Symyx Technologies, Inc. (NASDAQ: SMMX) (“Symyx”) today announced that RiskMetrics Group’s ISS Proxy Advisory Services (“ISS”) recommends that Symyx’s stockholders vote “FOR” the proposed merger with Accelrys, Inc. (NASDAQ: ACCL) (“Accelrys”) at the company’s June 30, 2010 Special Meeting of Stockholders.  Stockholders of record as of the close of business on May 14, 2010 will be entitled to vote at the meeting.

“ISS’ recommendation reaffirms our belief that there are significant strategic merits to the proposed merger with Accelrys and that Symyx stockholders should vote “FOR” the merger at our upcoming Special Meeting,” said Isy Goldwasser, Chief Executive Officer of Symyx. “Symyx’s board of directors, with the assistance of outside legal and financial advisors, conducted an extensive and thorough review of the proposed merger with Accelrys and believes it is in the best interests of Symyx and all of its stockholders. The merger of our two companies would create an industry-leading informatics software company, with minimal product overlap and a diversified, global customer base. We look forward to closing the transaction and urge Symyx stockholders to vote “FOR” the proposed merger with Accelrys today.”

As announced on April 5, 2010, under the terms of the merger agreement with Accelrys, Symyx shareholders will receive 0.7802 of a share of Accelrys common stock for each share of Symyx they own. Following the completion of the merger, Accelrys and Symyx shareholders will each own approximately 50 percent of the combined company. The merger, structured as a tax-free, all-stock merger of equals, was approved by both companies’ boards of directors and is scheduled to close in the beginning of July 2010, subject to stockholder approval and customary closing conditions.

Stockholders are encouraged to read the joint proxy statement/prospectus filed by Symyx and Accelrys on May 19, 2010 in its entirety, as it provides, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind the Symyx’s board of directors’ recommendation that stockholders vote “FOR” the proposed merger with Accelrys.  Stockholders may obtain free copies of this and other documents filed with the SEC free at the SEC’s website www.sec.gov.

Symyx’s Special Meeting of Stockholders will be held on Wednesday, June 30, 2010 at 10 a.m. PT at 2440 Camino Ramon, Suite 300, San Ramon, California 94583.  Whether or not stockholders are able to attend the Special Meeting in person, the board urges stockholders to vote “FOR” the transaction by signing and dating and returning their proxy cards. Internet and telephone voting options are also available and easy to follow instructions may be found in the proxy.  Even if stockholders have already voted against the transaction, they can still change their vote.  Only the latest dated proxy counts.  Stockholders who have questions about the merger, need assistance submitting their proxy or voting their shares should contact the Company's proxy solicitor, MacKenzie Partners, toll-free at (800) 322-2885.

UBS Investment Bank is acting as financial advisor to Symyx and Cooley LLP is acting as Symyx’s legal advisor.

If stockholders have any questions or need additional copies of Symyx’s materials, please call MacKenzie Partners today at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
symyx@mackenziepartners.com

TOLL-FREE (800) 322-2885
CALL COLLECT (212) 929 5500

About Symyx Technologies, Inc.
Symyx Technologies, Inc. (NASDAQ:SMMX) helps R&D-based companies in life sciences, chemicals, energy, and consumer and industrial products achieve breakthroughs in innovation, productivity, and return on investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity. Products include a market-leading electronic laboratory notebook, decision support software, chemical informatics and sourcing databases. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at www.symyx.com.

Forward-Looking Statements
The statements in this release regarding the expected strength and positioning of the combined company in the market place, and the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of Symyx management and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Symyx does not undertake any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any unanticipated operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx may cause the combined company not to achieve the synergies Symyx currently expects; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger may cause the combined company not to have the customer base Symyx currently expects; litigation or adverse judgments relating to the proposed merger may delay or prevent the closing of the merger; and other risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied may delay or prevent the closing of the merger. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in Symyx’s Current Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on May 3, 2009, under the heading "Item 1A -- Risk Factors," in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2010, which was filed with the SEC on May 28, 2010, under the heading “Item 1A – Risk Factors,” and in the Prospectus/Proxy Statement filed by Accelrys with the SEC on May 19, 2010, under the heading " Risk Factors" beginning on page 34.

Important Merger Information and Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Accelrys and Symyx.  In connection with the proposed merger, Accelrys has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC free at the SEC's website, www.sec.gov and by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov.

Accelrys, Symyx and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Accelrys is set forth in Accelrys' most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx's most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

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CONTACTS:

Dan Burch / Amy Bilbija / Bob Marese
MacKenzie Partners
(212) 929-5500

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449